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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing ("Filer"):	SUNCOR ENERGY INC.

B.	This is (check one):
☒ An original filing for the Filer.
☐ An amended filing for the Filer.

C.	Identify the filing in conjunction with which this form is being filed:
	Name of registrant:	Suncor Energy Inc.
	Form type:	Registration Statement on Form F-9 (the "Form F-9")
	File number (if known):	333-151347
	Filed by:	Suncor Energy Inc.
	Date filed (if filed concurrently, so indicate):	concurrently with Form F-9

D.	The Filer is incorporated or organized under the laws of
CANADA
and has its principal place of business at
112 - 4th Avenue S.W.
P.O. Box 38
Calgary, Alberta
Canada T2P 2V5
Telephone: (403) 269-8100

E.	The Filer designates and appoints CT Corporation System (the "Agent"), located at:
111 Eighth Avenue, 13th Floor
New York, NY 10011
Telephone: (212) 894-8940
as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:
(a)	Any investigation or administrative proceeding conducted by the Commission; and
(b)
Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any State or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-9 on June 2, 2008 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-9, the securities to which the Form F-9 relates; and the transactions in such securities.

2

        The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, this 2nd day of June, 2008.

SUNCOR ENERGY INC.
Filer: SUNCOR ENERGY INC.	By:	/s/ JANICE B. ODEGAARD
		Name:	Janice B. Odegaard
		Title:	Vice President, Associate General Counsel and Corporate Secretary

        This statement has been signed by the following person in the capacity indicated on June 2nd, 2008.

CT CORPORATION SYSTEM as Agent for Service of Process for SUNCOR ENERGY INC.
By:	/s/ HILLARY ENGLAND
	Name:	Hillary England
	Title:	Assistant Secretary

SUNCOR ENERGY INC.
CERTIFIED BOARD RESOLUTION

        I, Janice B. Odegaard, do hereby certify that I am the duly elected and qualified Vice President, Associate General Counsel and Corporate Secretary of Suncor Energy Inc., a Canadian corporation (the "Company"), and that as such I am authorized to execute this certificate on behalf of the Company. I further certify as follows:

          Attached hereto as Exhibit A is a complete and correct copy of the portion of the resolution duly adopted by the Board of Directors of the Company on January 24, 2008, approving the appointment of CT Corporation System as Agent for Service and authorizing the undersigned to execute such Form F-X in the name and on behalf of the Company, and such resolution (i) is the only corporate proceedings adopted by the Board of Directors, with respect to the matters set forth in such resolution; (ii) has not in any way been amended, modified, rescinded or revoked since its adoption; and (iii) has been in full force and effect since its adoption to and including the date hereof.

        IN WITNESS WHEREOF, I have hereunto signed my name this 29th day of May, 2008.

/s/ JANICE B. ODEGAARD
Name:	Janice B. Odegaard
Title:	Vice President, Associate General Counsel and Corporate Secretary

EXHIBIT A

"RESOLVED THAT:

        CT Corporation System be and is hereby designated as Agent for Service of the Corporation in the United States in connection with the Amended Registration Statement, as prescribed by Form F-X, and the Indenture (as described below), and any Senior Officer is authorized in the name and on behalf of the Corporation to execute the Form F-X effecting such designation and to take any and all actions, including the execution and filing of any and all such documents and instruments, as may be necessary, appropriate or desirable to continue such designation and appointment of CT Corporation System in full force and effect so long as may be required pursuant to United States securities laws and the Indenture (as described below) with the powers which the 1933 Act and rules and regulations thereunder confer on such persons."

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SUNCOR ENERGY INC. CERTIFIED BOARD RESOLUTION